SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          NORTH AMERICAN VACCINE, INC.
                          ----------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                    657201109
                                 --------------
                                 (Cusip Number)

                                 Steven D. Rubin
                         Stearns Weaver Miller Weissler
                           Alahadeff & Sitterson, P.A.
                                150 West Flagler
                              Miami, Florida 33130
                                 (305) 789-3200
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 17, 1999
                ------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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CUSIP NO. 657201109                                    13D        PAGE 2
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1          NAME OF REPORTING
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           PHILLIP FROST, M.D.

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2          Check the appropriate Box if a Member of a Group             (a) :
                                                                        (b) [ ]

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3          SEC USE ONLY

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4          SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
NUMBER OF            7      SOLE VOTING POWER
SHARES                      0
BENEFI-              8      SHARED VOTING POWER
CIALLY                      6,362,899
OWNED BY             9      SOLE DISPOSITIVE POWER
EACH                        0
REPORTING           10      SHARED DISPOSITIVE  POWER
PERSON WITH                 6,362,899
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           6,362,899
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           17.95 %
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

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CUSIP NO. 657201109                                    13D        PAGE 3
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FROST-NEVADA, LIMITED PARTNERSHIP

           IRS I.D. #59-2749083

--------------------------------------------------------------------------------
2          Check the appropriate Box if a Member of a Group             (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           NOT APPLICABLE
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           NEVADA
--------------------------------------------------------------------------------
NUMBER OF            7      SOLE VOTING POWER
SHARES                      0
BENEFI-              8      SHARED VOTING POWER
CIALLY                      6,362,899
OWNED BY             9      SOLE DISPOSITIVE POWER
EACH                        0
REPORTING           10      SHARED DISPOSITIVE  POWER
PERSON WITH                 6,362,899
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           6,362,899
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           17.95 %
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------

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CUSIP NO. 657201109                                    13D        PAGE 4
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1          NAME OF REPORTING
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FROST-NEVADA CORPORATION

           IRS I.D. #59-2749057

--------------------------------------------------------------------------------
2          Check the appropriate Box if a Member of a Group             (a) [X]

                                                                        (b) [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           NOT APPLICABLE
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           NEVADA
--------------------------------------------------------------------------------
NUMBER OF            7      SOLE VOTING POWER
SHARES                      0
BENEFI-              8      SHARED VOTING POWER
CIALLY                      6,362,899
OWNED BY             9      SOLE DISPOSITIVE POWER
EACH                        0
REPORTING           10      SHARED DISPOSITIVE  POWER
PERSON WITH                 6,362,899
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           6,362,899
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           17.95 %
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

                         AMENDMENT NO. 3 TO SCHEDULE 13D

         This Amendment No. 3 to Schedule 13D is filed on behalf of Phillip Frost, M.D., Frost-Nevada, Limited Partnership, a Nevada limited partnership (the "Partnership"), and Frost-Nevada Corporation, a Nevada corporation (collectively, the "Reporting Persons"). This Amendment No. 3 to Schedule 13D amends and updates the statements on Schedule 13D previously filed by the Reporting Persons with respect to the Common Stock, no par value (the "Common Stock"), of North American Vaccine, Inc. (the "Issuer"). Items 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate purchase price of shares of Common Stock purchased by Phillip Frost, M.D. reported in this Schedule 13D was $116,000. Dr. Frost utilized personal funds in making this purchase.

ITEM 4.  PURPOSE OF TRANSACTION

         On November 17, 1999, the Issuer entered into a Share Exchange Agreement (the "Share Exchange Agreement") with Baxter International, Inc. ("Baxter") and a newly formed Canadian subsidiary of Baxter providing for the acquisition by Baxter of all of the Issuer's outstanding Common Stock by means of an arrangement under Section 192 of the Canadian Business Corporations Act (the "Arrangement"). Upon closing of the Arrangement, each share of Common Stock will be exchanged for a fraction of a share of Baxter's common stock having a value of $6.97 plus a cash payment of $.03. The closing of the Arrangement by Baxter is subject to customary conditions, including certain regulatory approvals and the absence of a material adverse effect on the Issuer.

         In connection with the execution of the Share Exchange Agreement, the Reporting Persons entered into a Shareholder Agreement dated as of November 17, 1999 with Baxter and certain other shareholders of the Issuer (the "Shareholder Agreement"), pursuant to which they have agreed to vote their shares of the Common Stock in favor of the Arrangement. The terms of the Shareholder Agreement are described in Item 6 below.

         Other than as stated above, no Reporting Persons has any present plans or proposals which relate to or would result in any actions described in subparagraphs (a) through (j) of Schedule 13D. The Reporting Persons reserve the right to determine in the future whether to pursue any plans or proposals of the type specified above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date of this Amendment No. 3, the Reporting Persons filing this Schedule 13D beneficially owned the following shares of Common Stock:

                                                     AMOUNT OF SHARES
                  NAME                               BENEFICIALLY OWNED                 PERCENTAGE OF CLASS (1)
                  ----                               ------------------                 -----------------------
Phillip Frost, M.D.                                       6,362,899 (2)                          17.95%

The Partnership                                           6,362,899 (2)                          17.95%

Frost-Nevada Corporation                                  6,362,899 (2)                          17.95%

-----------------------
(1) Based on 32,870,350 shares of Common Stock outstanding as of November 3, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1999 and assuming (i) for the purpose of determining the beneficial ownership, the conversion by the Partnership of 1,000,000 shares of Class A Preferred Stock into 2,000,000 shares of Common Stock; (ii) the conversion by Dr. Frost of the Issuer's 4.5% Convertible Secured Notes due 2003 (the "Notes") into 497,623 shares of Common Stock; (iii) the exercise by Dr. Frost of options to purchase of 79,999 shares of Common Stock which are either currently exercisable or exercisable in the next sixty (60) days; and
         (iv) the conversion of no other securities or the exercise of no other options of the Issuer.

(2) These Shares are owned of record by one or more of such Reporting Persons. As the sole limited partner of the Partnership and the sole shareholder of Frost-Nevada Corporation, the general partner of the Partnership, Dr. Frost may be deemed a beneficial owner of the Shares. Record ownership of the Shares may be transferred from time to time among any or all of Dr. Frost, the Partnership and Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of the Shares pursuant to Section 13(d) under the Securities Exchange Act of 1934, as amended, each of Dr. Frost, the Partnership and Frost-Nevada Corporation will be deemed to be the beneficial owner of Shares held by any of them. As of the date of this Amendment No. 3, the Partnership is the record owner of (i) 1,767,859 shares of Common Stock, (ii) 1,000,000 shares of Class A Preferred Stock which are convertible into 2,000,000 shares of Common Stock and (iii) the Notes which are convertible into 497,623 shares of Common Stock. In addition, Dr. Frost is the record owner of (i) 2,017,418 shares of Common Stock and (ii) options to purchase 79,999 shares of Common Stock which are either presently exercisable or exercisable in the next sixty (60) days.

         Except as described herein, none of the Reporting Persons has engaged in any transaction involving Shares of the Issuer during the last sixty (60) days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         In order to induce Baxter to enter into the Share Exchange Agreement, each of the Reporting Persons, IVAX Corporation ("IVAX") and BioChem Pharma, Inc. ("BioChem") have entered into the Shareholder Agreement with Baxter.

         Pursuant to the Shareholder Agreement, each of the Reporting Persons, BioChem and IVAX has agreed to vote their shares of Common Stock in favor of the Arrangement. In addition, each of the Reporting Persons, BioChem and IVAX has agreed to deliver to Baxter an irrevocable proxy (each a "Proxy") which Proxy will cover all shares of Common Stock owned by such shareholder and entitled to vote at each meeting of shareholders of the Company (including, without limitation, each written consent in lieu of meeting ) (the "Shares"). Each Proxy will serve to irrevocably appoint the members of the Board of Directors of Baxter to vote the Shares in favor of the Arrangement. The Reporting Persons retain the right to vote the Shares in their discretion on all other matters. Each Proxy and the Shareholder Agreement will terminate upon the earliest to occur of (i) such date and time as the Arrangement shall become effective in accordance with terms and provisions of the Share Exchange Agreement, (ii) the date of termination of the Share Exchange Agreement, (iii) a material breach by Baxter of any agreement with such party and (iv) May 31, 2000 (such earliest date, the "Expiration Date").

         Until the Expiration Date, the shareholder parties have agreed not to (and to use reasonable efforts to cause the Issuer, its affiliates, officers, directors and employees and any investment banker, attorney, accountant or other agent retained by any of such shareholder parties, the Issuer or any of the same, not to, except to the extent otherwise permitted under the Share Exchange Agreement): (i) solicit, initiate or encourage (including by way of furnishing, or disclosing nonpublic information) any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to any shareholders of the Issuer) that constitutes or may reasonably be expected to lead to, any Company Competing Transaction (as such term is defined in the Share Exchange Agreement); or (ii) knowingly encourage or otherwise enter into or maintain or continue discussions or negotiate with any person with respect to such inquiries or to obtain a Company Competing Transaction, or agree to or endorse any agreement, arrangement or understanding with respect to any Company Competing Transaction. In the event any of the shareholder parties become aware of any Company Competing Transaction subsequent to November 17, 1999, each of such shareholder parties has agreed to promptly inform Baxter as to any such matter and the details thereof to the extent possible without breaching any other agreement to which such shareholder is a party or violating its fiduciary duties.

         On January 1, 1999, the Issuer granted Dr. Frost options to purchase 20,000 shares of Common Stock pursuant to the North American Vaccine, Inc. Stock Option Agreement governed by the 1995 Non-Employee Director and Senior Executive Stock Option Plan, substantially in the form attached as Exhibit 6 to this
Schedule 13D, at an exercise price of $8.875 per share. Such options are subject to the terms set forth in the North American Vaccine, Inc. 1995 Non-Employee Director and Senior Executive Stock Option Plan.

         The description of the above referenced agreements contained herein are not intended to be complete and are qualified in their entirety by reference to such agreements which are attached hereto as Exhibits 3 through 6 and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1. The Joint Filing Agreement, dated December 17, 1999, by and among Phillip Frost, M.D., the Partnership and Frost-Nevada Corporation.

2.       Description of Transactions in the Issuer's Common Stock by Phillip
         Frost, M.D.

3. Shareholder Agreement, dated as of November 17, 1999, among Baxter International, Inc., BioChem Pharma Inc., Phillip Frost, M.D., Frost-Nevada, Limited Partnership and IVAX Corporation (Incorporated by Reference from Exhibit ___ to the Issuer's Current Report on Form 8-K, dated November 17, 1999, and filed with the Commission on November 29,
         1999).

4. North American Vaccine, Inc. 1995 Non-Employee Director and Senior Executive Stock Option Plan (incorporated by reference to Exhibit 10.26 of the Issuer's 10-K for the fiscal year ended December 31, 1997, filed on March 25, 1998).

5. Form of North American Vaccine, Inc. Stock Option Agreement Governed by the 1995 Non-Employee Director and Senior Executive Stock Option Plan by and between Phillip Frost, M.D. and the Issuer (previously filed as Exhibit 7 to Amendment No. 2 to this Schedule 13D).

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

Date: December 17, 1999          /S/ PHILLIP FROST, M.D.
                                 -----------------------------------------------
                                 Phillip Frost, M.D.


                                 FROST-NEVADA, LIMITED PARTNERSHIP


Date: December 17, 1999          By: /S/ DAVID H. MOSKOWITZ
                                     -------------------------------------------
                                     David H.  Moskowitz,  President of Frost-
                                     Nevada Corporation, General Partner

                                 FROST-NEVADA CORPORATION


Date: December 17, 1999          By: /S/ DAVID H. MOSKOWITZ
                                     -------------------------------------------
                                     David H. Moskowitz, President, Director

                                 EXHIBIT INDEX

EXHIBIT NUMBER                 EXHIBIT DESCRIPTION
--------------                 -------------------

1 The Joint Filing Agreement, dated December 17, 1999, by and among Phillip Frost, M.D., the Partnership and Frost-Nevada Corporation.

2 Description of Transactions in the Issuer's Common Stock by Phillip Frost, M.D.